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Via E-mail

Mr. Robert S. Littlepage

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: MediSwipe, Inc.

Item 4.01 Form 8-K

Filed April 2, 2012

Item 4.01 8-K/A

Filed July 18, 2012

File No. 001-15673 July 26, 2012

Dear Mr. Littlepage:

This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated July 20, 2012, with respect to the above-referenced filings (the “Comment Letter”). Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Form 8-K/A

Item 4.01

1.      We note your statements that “you have made several attempts to contact and requested that Pollard furnish an exhibit 61 letter to the SEC stating whether or not Pollard agrees with the statements made in this 8-K. Pollard has declined to provide such letter.” Please be informed that effective November 30, 2011, Malcolm Pollard withdrew his registration from the Public Company Accounting Oversight Board (“PCAOB”). You can find a copy of the record at https://rasr.pcaobus.org/Firms/FirmSummaryPublic.aspx?FirmID=E896C48EA3B8CD101A85D6820FDE2BE1. In providing the information that Item 304 of Regulation S-K requires, please indicate that Malcolm Pollard withdrew its registration with the PCAOB effective November 30, 2011. We believe such statement would likely be information necessary to make the required statements- whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. Please amend the 8-K that you filed regarding the auditor change under Item 4.01 to disclose this fact.

The Company has filed an amended form 8-K/A to disclose the information that Pollard has withdrawn its registration with the PCOAB effective November 30, 2011.

2.	Revise the “date of the earliest event reported” in the front cover of your Form 8-K to November 30, 2011 or tell us why March 27, 2012 is the appropriate date.

We have revised the “date of the earliest event reported” to November 30, 2011 in our amended filing of our Form 8-K/A.

3.	As Malcolm Pollard is no longer registered with the PCOAB, you may not include its audit reports in your filings with the Commission. Since Malcolm Pollard audited a year which you were required to include in your filings with the Commission and would not be able to reissue its report, you should have your new auditor, D. Brooks and Associates CPA’s P.A. re-audit that year.

In any of the Company’s future filings that are required to include an audit report for a year which Pollard audited, we will have D. Brooks and Associates CPA’s P.A. re-audit that year.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

MediSwipe, Inc.

By: /s/ B. Michael Friedman

B. Michael Friedman

Chief Executive Officer